UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-40106

4D pharma plc

(Translation of Registrant’s name into English)

5th Floor, 9 Bond Court

Leeds

LS1 2JZ

United Kingdom

Tel: +44 (0) 113 895 013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

4D pharma Reports Full Year 2021 Financial Results, Operational Highlights, and Guidance for Key Milestones in 2022

On April 1, 2022, 4D pharma plc (the “Company”) issued a press release to announce that the Annual Report for the year ended December 31, 2021 (the “Annual Report”) has been reported and that its key corporate objectives for 2022 have been highlighted.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein. The information in Exhibit 99.1 relates to the Company’s IFRS results, US GAAP details can be found in the Company’s form 20-F filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4D pharma plc

Date: April 4, 2022	/s/ Duncan Peyton
Duncan Peyton
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release, dated April 1, 2022.